                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COBALT NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    19074R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             MICHAEL H. MORRIS, ESQ.
                             SUN MICROSYSTEMS, INC.
                              901 SAN ANTONIO ROAD
                           PALO ALTO, CALIFORNIA 94303
                                 (650) 960-1300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 2 OF 11 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Sun Microsystems, Inc.           I.R.S. Identification No.: 94-2805249
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
          Not applicable
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          Not applicable
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                 - 6,036,386  (See (1) below.)
      SHARES           --------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY                 - 3,854,416 (See (2) below.)
        EACH           --------------------------------------------------------
     REPORTING          9      SOLE DISPOSITIVE POWER
    PERSON WITH                - 6,036,386 (See (1) below.)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               Not applicable
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 9,890,802 (See (1) and (2) below.)
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          - Approximately 26.7 percent (See (3) below.)
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        (1) In the event that the Option described in Items 3 and 4 below becomes exercisable, and is exercised in full, Sun Microsystems, Inc., a Delaware corporation ("Sun"), will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Common Stock, par value $0.001 per share, of Cobalt Networks, Inc., a Delaware corporation ("Cobalt"), equal to 19.9% of the then outstanding shares of Cobalt Common Stock, which, based upon the 30,333,599 shares of Cobalt Common Stock outstanding as of September 14, 2000 (as represented by Cobalt in the Merger Agreement described in Items 3 and 4 below), currently equals 6,036,386 shares of Cobalt Common Stock. Prior to the exercise of the Option, Sun is not entitled to any rights as a stockholder of Cobalt as to the shares of Cobalt Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of certain events described in Item 4 below, none of which has occurred as of the date hereof. Sun expressly disclaims beneficial ownership of any of the shares of Cobalt Common Stock which are issuable to Sun upon exercise of the Option until such time as Sun purchases any such shares of Cobalt Common Stock upon any such exercise of the Option.

        (2) 5,800,828 shares of Cobalt Common Stock are subject to Voting Agreements between Sun and certain officers, directors and other stockholders of Cobalt, as described in Items 3 and 4 below, of which 3,854,416 shares are either outstanding on date hereof or are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of September 18, 2000. Sun expressly disclaims beneficial ownership of any of the shares of Cobalt Common Stock subject to the Voting Agreements. Based on the 31,050,287 shares of Cobalt Common Stock outstanding after the issuance of 716,688 shares of Cobalt Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of September 18, 2000 (but excluding the shares of Cobalt Common Stock issuable upon exercise of the Option), the 3,854,416 shares of Cobalt Common Stock subject to the Voting Agreements which Sun may be deemed to beneficially own as of September 18, 2000 represent approximately 12.4% of the outstanding Cobalt Common Stock.

        (3) Based upon 37,086,673 shares of Cobalt Common Stock outstanding after the issuance of 6,036,386 shares of Cobalt Common Stock upon the exercise of the Option described in Items 3 and 4 below, and the issuance of 716,688 shares of Cobalt Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of September 18, 2000.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 3 OF 11 PAGES
-------------------                                           ------------------

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Cobalt Networks, Inc., a Delaware corporation ("Cobalt" or "Issuer"). The principal executive offices of Cobalt are located at 555 Ellis Avenue, Mountain View, California 94043.

ITEM 2         IDENTITY AND BACKGROUND.

               The name of the corporation filing this Statement is Sun Microsystems, Inc., a Delaware corporation ("Sun"). Sun is a leading worldwide provider of high-speed microprocessors, scalable systems, software, network storage, mission-critical support and professional services. The address of Sun's principal business is 901 San Antonio Road, Palo Alto, California 94303.

               Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Sun, (ii) the residence or business address of each of the directors of Sun, (iii) present principal occupation or employment of each of the executive officers and directors of Sun, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Sun is the same as the address of Sun's principal business.

               Neither Sun nor, to the knowledge of Sun, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               To the knowledge of Sun, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 18, 2000, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among Sun, Azure Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Sun ("Merger Sub"), and Cobalt, and

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 4 OF 11 PAGES
-------------------                                           ------------------


               subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by stockholders of Cobalt and receipt of applicable regulatory approvals), Merger Sub will merge with and into Cobalt and Cobalt will become a wholly-owned subsidiary of Sun (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Cobalt, with Cobalt remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

               As an inducement to Sun to enter into the Merger Agreement and in consideration thereof, Sun and Cobalt entered into a Stock Option Agreement, dated as of September 18, 2000, a copy of which is attached hereto as Exhibit 2 (the "Stock Option Agreement"), pursuant to which Cobalt granted Sun an irrevocable option (the "Option") to acquire, subject to certain conditions, up to a number of shares of Cobalt Common Stock equal to 19.9% of the issued and outstanding Cobalt Common Stock as of the first date, if any, upon which an event occurs giving rise to Sun's right to exercise the Option, for a purchase price of $57.63 per share. Cobalt's obligation to issue shares to Sun pursuant to the exercise of the Option is subject to the occurrence of certain events described in Item 4 below, which may not occur. The granting of the Option was negotiated as a material term of the transactions contemplated by the Merger Agreement. Sun did not pay additional consideration to Cobalt in connection with the Stock Option Agreement or the granting of the Option by Cobalt. In the event the Option becomes exercisable, Sun anticipates that it will use working capital to fund the exercise price of the Option.

               As a further inducement to Sun to enter into the Merger Agreement and in consideration thereof, certain officers, directors and other stockholders of Cobalt (collectively, the "Stockholders") entered into individual Voting Agreements with Sun, a copy of the form of which is attached hereto as Exhibit 3 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Cobalt Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Sun did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

               References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 5 OF 11 PAGES
-------------------                                           ------------------



ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (b) As described in Item 3 above, this Statement relates to the acquisition of Cobalt by Sun pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of Sun, with and into Cobalt, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Cobalt will continue as the Surviving Corporation and as a wholly-owned subsidiary of Sun. By virtue of the Merger, each holder of outstanding shares of Cobalt Common Stock will receive, in exchange for each share of Cobalt Common Stock held by such holder, 0.5 shares of Common Stock, par value $0.00067 per share, of Sun (including, with respect to each such share of Sun Common Stock, the associated Rights (as defined in that certain Amended and Restated Rights Agreement, dated as of February 11, 1998, as amended April 14, 1999 and April 26, 2000, by and between Sun and BankBoston, N.A., as Rights Agent)) ("Sun Common Stock"). In connection with the Merger, Sun will also assume each outstanding option to purchase Cobalt Common Stock under Cobalt's existing stock option plans, and thereafter, each such option will represent the right to acquire shares of Sun Common Stock. Also in connection with the Merger, each purchase right under Cobalt's Employee Stock Purchase Plan will be exercised, and each share of Cobalt Common Stock issued as a result thereof will be converted into the right to receive 0.5 shares of Sun Common Stock.

               Pursuant to the Stock Option Agreement, Cobalt granted Sun the Option to acquire, subject to certain conditions, up to a number of shares of Cobalt Common Stock equal to 19.9% of the issued and outstanding Cobalt Common Stock as of the first date, if any, upon which an event occurs giving rise to Sun's right to exercise the Option, for a purchase price of $57.63 per share. Cobalt's obligation to issue shares to Sun pursuant to the exercise of the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur if the Merger Agreement is terminated because: (a) (i) the Board of Directors of Cobalt or any committee thereof shall for any reason have withdrawn or shall have amended or modified, in either case, in a manner adverse to Sun its unanimous recommendation in favor of the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) Cobalt shall have failed to include in the proxy statement/prospectus relating to the Merger the unanimous recommendation of the Board of Directors of Cobalt in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of Cobalt shall have failed to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within 10 business days after Sun requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in the Merger Agreement); (iv) the Board of Directors of Cobalt or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Cobalt shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 6 OF 11 PAGES
-------------------                                           ------------------


               Proposal; (vi) Cobalt shall have breached any of the terms of
               Section 5.5 of the Merger Agreement (relating to the solicitation of alternative transactions); or (vii) a tender or exchange offer relating to not less than 15% of the then outstanding shares of capital stock Cobalt shall have been commenced by a person unaffiliated with Sun, and Cobalt shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within 10 business days after such tender or exchange offer is first commenced, a statement indicating that Cobalt recommends rejection of such tender or exchange offer; or (b) (i) the Merger shall not have been consummated by March 16, 2001, or the requisite approval of the stockholders of Cobalt contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the requisite vote at a meeting of the stockholders of Cobalt, (ii) prior to the date of termination of the Merger Agreement, a third party shall have announced an Acquisition Proposal, and (iii) within 12 months following the termination of the Merger Agreement, (x) a Company Acquisition (as defined in the Merger Agreement) is consummated or Cobalt enters into an agreement or letter of intent providing for a Company Acquisition, or (y) a third party commences a tender or exchange offer for a Company Acquisition and, at any time thereafter, such Company Acquisition is consummated.

               Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Sun as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Sun the limited right to vote or deliver a consent with respect to each of the shares of Cobalt Common Stock beneficially owned by the Stockholders, at every annual, special, adjourned or postponed meeting of the stockholders of Cobalt and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Cobalt or any subsidiary of Cobalt with any party, (ii) any sale, lease or transfer of any significant part of the assets of Cobalt or any subsidiary of Cobalt, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Cobalt or any subsidiary of Cobalt, (iv) any material change in the capitalization of Cobalt or any subsidiary of Cobalt, or the corporate structure of Cobalt or any subsidiary of Cobalt, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 7 OF 11 PAGES
-------------------                                           ------------------


               or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Cobalt or any subsidiary of Cobalt, any reclassification or recapitalization of the capital stock of Cobalt or any subsidiary of Cobalt, or any sale of assets, change of control, or acquisition of Cobalt or any subsidiary of Cobalt by any other person, or any consolidation or merger of Cobalt or any subsidiary of Cobalt with or into any other person. The Stockholders may vote their shares of Cobalt Common Stock on all other matters submitted to the stockholders of Cobalt for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

               The purpose of the Stock Option Agreement and the Voting Agreements is to enable Sun and Cobalt to consummate the transactions contemplated under the Merger Agreement.

               (c)    Not applicable.

               (d) Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger, until his respective successor is duly appointed. Sun will appoint each of the directors and officers of Merger Sub.

               (e) Other than as a result of the Merger described in Item 3 and
               Item 4 above, not applicable.

               (f) Not applicable.

               (g) Upon consummation of the Merger, the Certificate of Incorporation of Cobalt will be amended and restated in its entirety to be the same as in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Cobalt will remain Cobalt Networks, Inc.), and such Certificate of Incorporation of Cobalt, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 8 OF 11 PAGES
-------------------                                           ------------------


               the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Cobalt and such Bylaws.

               (h) - (i) Upon consummation of the Merger, the Cobalt Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

               (j) Other than described above, Sun currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Sun reserves the right to develop such plans.

               References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) In the event that the Option becomes exercisable, and is exercised in full, Sun will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Cobalt Common Stock equal to 19.9% of the then outstanding shares of Cobalt Common Stock, which, based upon the 30,333,599 shares of Cobalt Common Stock outstanding as of September 14, 2000 (as represented by Cobalt in the Merger Agreement described in Items 3 and 4 above), currently equals 6,036,386 shares of Cobalt Common Stock. Prior to the exercise of the Option, Sun is not entitled to any rights as a stockholder of Cobalt as to the shares of Cobalt Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of the Exercise Events described in Item 4 above, none of which has occurred as of the date hereof. Sun expressly disclaims beneficial ownership of any of the shares of Cobalt Common Stock which are issuable to Sun upon exercise of the Option until such time as Sun purchases any such shares of Cobalt Common Stock upon any such exercise of the Option.

               As a result of the Voting Agreements, Sun may be deemed to be the beneficial owner of at least 3,854,416 shares of Cobalt Common Stock as of September 18, 2000. Such Cobalt Common Stock constitutes approximately 12.4% of the issued and outstanding shares of Cobalt Common Stock, based on the 30,333,599 shares of Cobalt Common Stock outstanding as of September 14, 2000 (as represented by Cobalt in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 716,688 shares of Cobalt Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of September 18, 2000. Sun also may be deemed to have shared voting

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 19074R101                                           PAGE 9 OF 11 PAGES
-------------------                                           ------------------


               power with respect to the foregoing shares of Cobalt Common Stock with respect to those matters described above. However, Sun (a) is not entitled to any rights as a stockholder of Cobalt as to the foregoing shares of Cobalt Common Stock, and (b) disclaims any beneficial ownership of the shares of Cobalt Common Stock which are covered by the Voting Agreements.

               To the knowledge of Sun, other than William N. Joy, the Co-founder and Chief Scientist of Sun, who held 2,435 shares of Cobalt Common Stock as of September 18, 2000, no other person listed on Schedule A hereto has an equity or other ownership interest in Cobalt.

               Set forth on Schedule B hereto is the name of those stockholders of Cobalt that have entered into a Voting Agreement with Sun, and to the knowledge of Sun, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

               (c) To the knowledge of Sun, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

               (d) To the knowledge of Sun, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Sun, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of Cobalt, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits to this Statement:

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 19074R101                                          PAGE 10 OF 11 PAGES
-------------------                                          -------------------



               1. Agreement and Plan of Merger and Reorganization, dated as of September 18, 2000, by and among Sun Microsystems, Inc., a Delaware corporation ("Sun"), Azure Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Sun, and Cobalt Networks, Inc., a Delaware corporation.

               2. Stock Option Agreement, dated as of September 18, 2000, by and between Sun Microsystems, Inc., a Delaware corporation, and Cobalt Networks, Inc., a Delaware corporation.

               3. Form of Voting Agreement, dated as of September 18, 2000, by and between Sun and certain stockholders of Cobalt set forth on Schedule B hereto.

                                  SCHEDULE 13D
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CUSIP NO. 19074R101                                          PAGE 11 OF 11 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        SUN MICROSYSTEMS, INC.


                                                   September 28, 2000
                                        ----------------------------------------
                                                         (Date)

                                                   /s/ Michael Morris
                                        ----------------------------------------
                                                      (Signature)


                                                     Michael H. Morris
                                             Vice President, General Counsel
                                                      and Secretary
                                        ----------------------------------------
                                                      (Name/Title)

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SUN MICROSYSTEMS, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Sun. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Sun Microsystems, Inc., 901 San Antonio Road, Palo Alto, California 94303.


Name of Executive Officer      Title and Present Principal Occupation
-------------------------      --------------------------------------
Scott G. McNealy               Chairman of the Board of Directors and Chief
                               Executive Officer

Edward J. Zander               President, Chief Operating Officer

William T. Agnello             Senior Vice President, Workplace Resources

Crawford W. Beveridge          Executive Vice President and Chief Human
                               Resources Officer

Mel Friedman                   Senior Vice President, Customer Advocacy

Lawrence W. Hambly             Executive Vice President, Enterprise Services

H. William Howard              Senior Vice President, Chief Information Officer

Masood A. Jabbar               Executive Vice President, Global Sales Operations

William N. Joy                 Co-Founder and Chief Scientist

Michael E. Lehman              Executive Vice President, Corporate Resources
                               and Chief Financial Officer

John P. Loiacono               Senior Vice President, Chief Marketing Officer

John S. McFarlane              Executive Vice President, Network Service
                               Providers


Name of Executive Officer     Title and Present Principal Occupation
-------------------------      --------------------------------------
Michael H. Morris             Senior Vice President, General Counsel
                              and Secretary

Gregory M. Papadopoulos       Senior Vice President and Chief Technology Officer

Michael L. Popov              Vice President, Corporate Controller

Janpieter T. Scheerder*       Executive Vice President, Storage Products

Jonathan I. Schwartz          Senior Vice President, Corporate Strategy
                              and Planning

John C. Shoemaker             Executive Vice President, System Products Group

Patricia C. Sueltz            Executive Vice President, Software Systems Group

Mark E. Tolliver              Executive Vice President and President, iPlanet,
                              Sun-Netscape Alliance


        *   Citizen of Indonesia.

Name of Director               Title and Present Principal Occupation
----------------               --------------------------------------
Scott G. McNealy               Chairman of the Board of Directors and Chief
                               Executive Officer of Sun

James L. Barksdale             Managing Partner, The Barksdale Group
Director                       2730 Sand Hill Road, Suite 100
                               Menlo Park, CA 94025

L. John Doerr                  General Partner/Managing Director, Kleiner
Director                       Perkins Caufield & Byers
                               2750 Sand Hill Road
                               Menlo Park, CA 94025

Judith L. Estrin               Chief Executive Officer, Packet Design, Inc.
Director                       66 Willow Place
                               Menlo Park, CA 94025

Robert J. Fisher               Member, Board of Directors, The Gap, Inc.
Director                       c/o Pisces, Inc.
                               One Maritime Plaza
                               Suite 1400
                               San Francisco, CA 94111

Robert L. Long                 Independent Management Consultant
Director                       220 Glen Garry Avenue
                               Melbourne Beach, FL 32951

M. Kenneth Oshman              Chairman of the Board of Directors, President
Director                       and Chief Executive Officer
                               Echelon Corporation
                               415 Oakmead Parkway
                               Suite 1400
                               Sunnyvale, CA 94085

Naomi O. Seligman              Senior Partner, Ostriker von Simson, Inc.
Director                       152 West 57th Street
                               35th Floor
                               New York, NY 10019



                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                           WITH SUN MICROSYSTEMS, INC.


        The following table sets forth the name and present principal occupation or employment of each Stockholder of Cobalt that has entered into a Voting Agreement with Sun in connection with the Merger Agreement, and the aggregate number of shares of Cobalt Common Stock beneficially owned by each such Stockholder as of September 18, 2000. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Cobalt Networks, Inc., 555 Ellis Avenue, Mountain View, California 94043.



Stockholder Party to Voting Agreement              Shares Beneficially Owned
-------------------------------------              -------------------------
Gordon A. Campbell,                                           699,614
Managing Member of Techfund Capital
111 West Evelyn Avenue, Suite 101
Sunnyvale, California  94086

Techfund Capital, LP                                          527,149
111 West Evelyn Avenue, Suite 101
Sunnyvale, California  94086

Techfund Capital II, LP                                         2,364
111 West Evelyn Avenue, Suite 101
Sunnyvale, California  94086

Techfund Capital Management, LLC                              200,321
111 West Evelyn Avenue, Suite 101
Sunnyvale, California  94086

Techfund Capital Management II, LLC                            10,405
111 West Evelyn Avenue, Suite 101
Sunnyvale, California  94086

Stephen W. DeWitt,                                          1,061,630(1)
Chief Executive Officer, President and
Director of Cobalt Networks, Inc.

Vivek Mehra,                                                  830,632(2)
Chief Technology Officer and Vice
President, Products of Cobalt Networks,

Inc.

Gary A. Martell,                                               73,968(3)
Chief Operating Officer

Kenton D. Chow,                                                84,032(4)
Chief Financial Officer, Vice President,
Finance and Secretary of Cobalt Networks,
Inc.

Patrick J. Conte,                                              32,434(5)
Vice President, Sales, Americas and Asia
Pacific of Cobalt Networks, Inc.

Kelly Herrell,                                                 58,125(6)
Vice President, Marketing of Cobalt
Networks, Inc.

George M. Korchinsky,                                          98,479(7)
Vice President, EMEA Operations of Cobalt
Networks, Inc.

Sharon McCorkle,                                               29,049(8)
Vice President, Operations of Cobalt
Networks, Inc.

Christopher W. Hogan,                                          29,665
Vice President of Cobalt Networks, Inc.

Gary F. Bengier,                                               12,500(9)
Chief Financial Officer and Vice
President, Operations of eBay Inc.

Stephen J. Luczo,                                              13,718(10)
Chief Executive Officer and Director of
Seagate Technology, Inc.

Carl F. Pascarella,                                            12,500(11)
President and Chief Executive Officer of
Vias USA

Mark F. Spagnolo,                                              13,000(12)

President and Chief Executive officer of UUNET

Jordon A. Levy,                                                64,831(13)
Managing Partner of Seed Capital Partners

Total:                                                      3,854,416(14)


(1) Includes 700,000 outstanding shares of Cobalt Common Stock, and 361,630 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(2) Includes 799,382 outstanding shares of Cobalt Common Stock, and 31,250 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(3) Includes 48,968 outstanding shares of Cobalt Common Stock, and 25,000 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(4) Includes 47,991 outstanding shares of Cobalt Common Stock, and 36,041 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(5) Includes 351 outstanding shares of Cobalt Common Stock, and 32,083 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(6) Includes 20,000 outstanding shares of Cobalt Common Stock, and 38,125 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(7) Includes 9,729 outstanding shares of Cobalt Common Stock, and 88,750 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(8) Includes 240 outstanding shares of Cobalt Common Stock, and 28,809 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(9) Consists of 12,500 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(10) Includes 1,218 outstanding shares of Cobalt Common Stock, and 12,500 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(11) Consists of 12,500 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(12) Includes 500 outstanding shares of Cobalt Common Stock, and 12,500 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(13) Includes 39,831 outstanding shares of Cobalt Common Stock, and 25,000 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.

(14) Includes 3,137,728 outstanding shares of Cobalt Common Stock, and 716,688 shares of Cobalt Common Stock issuable upon the exercise of options to purchase Cobalt Common Stock which are exercisable within 60 days of September 18, 2000.